

Mail Stop 3561

January 6, 2017

Via E-mail
David Biese
Chief Financial Officer
Jill Intermediate LLC
4 Batterymarch Park
Quincy, MA 02169

     Re: Jill Intermediate LLC
             Amendment No. 2 to
             Draft Registration Statement on Form S-1
             Submitted December 22, 2016
             CIK No. 0001687932

Dear Mr. Biese:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Exhibits, page II-2

1.   We note your response to prior comment 3. It appears that you could be "materially and adversely affected" without the use of your 520,000 square foot distribution and customer contact center. Please tell us why you believe the lease is not material in light of your facts and circumstances or file the lease agreement as an exhibit.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Raphael M. Russo
        Paul, Weiss, Rifkind, Wharton & Garrison LLP